82-5779

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
PETER C. CANELLOS
MICHAEL W. SCHWARTZ
ALLAN A. MARTIN
BARRY A. BRYER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MICHAEL B. BENNER
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ

ADAM O. EMMERICH
CRAIG M. WASSERMAN
ADAM D. CHINN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
KAREN G. KRUEGER
DOUGLAS K. MAYER
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
MITCHELL S. PRESSER
ILENE KNABLE GOTTS
JEFFREY R. BOFFA
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
MICHAEL S. KATZKE
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JARED M. RUSMAN
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DIPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN
THEODORE GEWERTZ
THEODORE A. LEVINE
NORMAN REDLICH
JOHN M. RICHMAN
LEONARD M. ROSEN
ELLIOTT V. STEIN
J. BRYAN WHITWORTH
AMY R. WOLF

COUNSEL

ADRIENNE ATKINSON
ANDREW J.H. CHEUNG
PAMELA EHRENKRANZ
LAWRENCE A. PASINI

J. AUSTIN LYONS
LORI S. SHERMAN
PAULA N. GORDON
T. EIKO STANGE
DAVID A. SCHWARTZ
ADAM J. SHAPIRO
JED I. BERGMAN
MICHAEL A. CHARISH
DAMIAN G. DIDDEN
MICHAEL E. GILLIGAN
JOHN F. LYNCH
ERIC M. ROSOF
WILLIAM SAVITT
MARTIN J.E. ARMS
BENJAMIN D. FACKLER
ISRAEL FRIEDMAN
DIMITRY JOFFE
ROY J. KATZOVICZ
ROBERT J. LIUBICIC
GREGORY E. OSTLING
JONATHAN E. PICKHARDT
GREGORY N. RACZ
EDWARD J.W. BLATNIK
BENJAMIN S. BURMAN
NELSON O. FITTS
JEFFREY C. FOURMAUX
MICHAEL GAT
JEREMY L. GOLDSTEIN
MAURA R. GROSSMAN
JOSHUA M. HOLMES
JOSHUA A. MUNN
DAVID E. SHAPIRO
ANTE VUCIC
IAN BOCZKO
KEVIN M. COSTANTINO
MATTHEW M. GUEST
WILLIAM R[redacted]
DAVID E. [redacted]
MARK A. K[redacted]

DAVID K. LAM
KENNETH K. LEE
LAURA E. MUÑOZ
GEORGE J. RHEAULT
MICHAEL S. WINOGRAD
FORREST G. ALOGNA
JAMES R. LEVINE
STEPHANIE P. LISTOKIN
GORDON M. MEAD
DANIELLE L. ROSE
BENJAMIN M. ROTH
RICHARD C. SQUIRE
ROBIN M. WALL
JOSHUA D. BLANK
JOSHUA A. FELTMAN
JORDAN A. GOLDSTEIN
CHETAN GULATI
ADAM HICKEY
MARGARET ISA
EMIL A. KLEINHAUS
ANDREW S. JACOBS
JASON M. LYNCH
HEATHER L. MAHAR
DEBORAH MARTINEZ
SARAH E. McCALLUM
DAVID B. SILVA
STEPHANIE J. VAN DUREN
KRISHNA VEERARAGHAVAN
ADIR G. WALDMAN
B. UMUT ERGUN
KRISTELIA A. GARCÍA
RICHARD S. GIPSTEIN
SARAH S. JOHNSON
SARAH A. LEWIS
SARAH FERN MEIL
[redacted]

March 1, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

dle 3/7

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. On January 27, 2005, the Company issued a press release announcing its sales results for the fourth quarter of 2004 and the full year 2004. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On January 31, 2005, Rexel ("Rexel"), a subsidiary of the Company, issued a press release announcing Rexel's estimated 2004 results. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On February1, 2005, the Company issued a joint press release with Crédit Agricole S.A. announcing the completion of the acquisition by Crédit Agricole S.A. of the Company's remaining stake in Finaref. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. On February 2, 2005, the Company issued a press release announcing the appointment of François-Henri Pinault to succeed Serge Weinberg as Chairman of the Management Board of the Company, effective March 21, 2005. A copy of the English language version of this press release is attached as Appendix D to this letter.

5. On February 8, 2005, the Company issued a press release announcing the appointment of Christophe Cuvillier to succeed Per Kaufmann as Chairman of Conforama, a subsidiary of the Company. A copy of the English language version of this press release is attached as Appendix E to this letter

6. On February 16, 2005, Gucci Group, a subsidiary of the Company, issued a press release announcing the return of capital to shareholders of Euro 4.24 per share, for an aggregate return of capital of approximately Euro 450 million. A copy of the English language version of this press release is attached as Appendix F to this letter

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PPR

Paris, January 27, 2005

PRESS RELEASE

2004 Q4 AND FULL-YEAR SALES:

- **Excellent growth for the "New PPR": up 6.4%**
- **Strong upswing in Luxury Goods: up 17.1% in November - December**

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement:
"The sales figures we're releasing today clearly show that, with the completion of its strategic shift, PPR has entered an exciting new phase of sustained organic growth, buoyed by a dynamic portfolio of brands and companies. The Retail Division continues to grow, reflecting the strength of our retail concepts and their enormous appeal for consumers, both in France and internationally. The strong upward momentum in Luxury Goods recorded in the last two months of 2004 is a clear indication of the soundness of our strategic and organisational decisions and bodes well for the year ahead."

Reported sales

In Eur million	Q4 2004	Q4 2003	2004	2003
Retail	**4,501.8**	**4,332.2**	**14,542.1**	**13,903.2**
Luxury Goods	**1,234.5** (1)	**694.9**	**3,212.2** (1)	**2,560.5**
"New PPR"	**5,736.3**	**5,027.1**	**17,754.3**	**16,463.7**
Rexel	1,479.7 (2)	1,697.4	6,486.0 (2)	6,658.4
Sold activities (3)	-	-	-	1,268.8
(Inter-company sales)	*(8.5)*	*(12.6)*	*(27.6)*	*(30.1)*
TOTAL	7,207.5	6,711.9	24,212.7	24,360.8

(1) Q4 consolidated on the basis of 5 months from August 1, 2004 to December 31, 2004
2004 consolidated on the basis of 14 months from November 1, 2003 to December 31, 2004

(2) Consolidated until December 10, 2004

(3) Pinault Bois & Matériaux and Guilbert "Contract" business sold in H1 2003

Sales on a comparable basis (1)

In Eur million	Q4 2004	Q4 2003	Change	2004	2003	Change
Retail	**4,501.8**	**4,286.0**	**+5.0%**	**14,542.1**	**13,814.7**	**+5.3%**
Luxury Goods	**797.4** (2)	**720.7** (2)	**+10.6%**	**2,721.4** (3)	**2,416.6** (3)	**+12.6%**
"New PPR"	**5,299.2**	**5,006.7**	**+5.8%**	**17,263.5**	**16,231.3**	**+6.4%**
Rexel (4)	1,479.7	1,367.9	+8.2%	6,486.0	6,164.6	+5.2%
(Inter-company sales)	*(8.5)*	*(6.2)*	*ns*	*(27.6)*	*(24.7)*	*ns*
TOTAL	6,770.4	6,368.4	+6.3%	23,721.9	22,371.2	+6.0%

(1) On a comparable basis in terms of Group scope, exchange rates and number of days

(2) October 1 to December 31

(3) January 1 to December 31

(4) Q4 : October 1 to December 10
2003 - 2004: January 1 to December 10

The Group and the "New PPR"

- **PPR Group**: Reported sales of PPR Group totalled EUR 24,212.7 million in 2004.

  Changes compared to 2003 reflect the consolidation of two additional months at Gucci Group for a total of EUR 490.8 million, net changes in the scope of consolidation for EUR 1,619.3 million, and the negative impact of foreign currency fluctuations for EUR 455.0 million, chiefly related to the US dollar and to a lesser extent the Japanese Yen. The alignment of closing dates of Luxury Goods activities at December 31 should enhance the clarity of the Group's financial statements going forward.

  On a comparable basis in terms of Group structure, exchange rates and number of days (and consolidating 12 months of Luxury Goods sales from January 1 to December 31), the PPR Group recorded sustained sales growth of 6.0% over the full year.

- **New PPR**: Reported sales of the Retail Division and Luxury Goods Division rose to EUR 17,754.3 million in 2004.

  On a comparable basis, sales of the "New PPR", including the Luxury Goods Division consolidated over the full year (January 1 to December 31, 2004), were up 6.4% over 2003.

Marked upswing in Luxury Goods growth in November - December 2004

Reported sales of the Luxury Goods division, totalling EUR 3,212.2 million in 2004, reflect the 14-month period from November 1, 2003 to December 31, 2004.

In the fourth quarter of 2004 (October – December), comparable Luxury Goods sales rose by 10.6%. Sales accelerated sharply in November and December 2004, with an increase of 17.1% during the two-month period. This marked upswing was driven by strong performances in all key Luxury brands, which confirms and enhances the sales trends of previous months and reflects the outstanding response to the most recent collections.

Luxury Goods sales for the full year (January 1 to December 31, 2004) amounted to EUR 2,721.4 million, up 5.7% on a reported basis and 12.6% on a comparable basis.

- **Gucci division**

Fourth quarter sales (October – December 2004) on a comparable basis

Sales rose 9.2% in the fourth quarter to EUR 473.1 million.

This increase includes a sharp improvement in growth to 16.3% in the last two months of the year, which is attributable to the outstanding response to new collections. Major commercial successes of the fourth quarter included the *Hasler* handbag and, especially, the *Flora* line of silks and shoes, which was recently extended to include leather goods and personal accessories.

In the two-month period to December 31, retail sales rose by 14.7%. Retail sales were up 17.7% in Europe, 17.5% in the US and 39.6% in Asia-Pacific. Retail sales in Japan rose 1.9% on a comparable basis in November and December after declining moderately in the August – October period.

The surge in sales to third party customers, up 51.8% in the last two months of 2004, was mainly driven by the outstanding response to the new collections.

January 1 - December 31, 2004

Gucci division sales rose to EUR 1,590.0 million, up 5.0% on a reported basis and 13.3% on a comparable basis.

- **Bottega Veneta**

Fourth quarter sales (October – December 2004) on a comparable basis

Bottega Veneta generated sales of EUR 28.1 million, representing an increase of 48.9% in the fourth quarter and of 51.8% in November - December 2004.

Retail sales soared by 55.8% in the last two months of the year with strong growth across all regions.

Leather goods items continued to drive sales growth and accounted for more than 80% of total sales, with a 62.3% increase in November - December. Best selling lines such as *Veneta* and *Baby Bag* were key contributors to growth. Newer lines from the Cruise collection, in particular *Intreccio Pregheria* and *Veneta Rivet,* and innovative new colours delivered outstanding performance.

January 1 - December 31, 2004

Bottega Veneta sales stood at EUR 99.6 million, up 44.3% on a reported basis and 56.5% on a comparable basis.

- **Yves Saint Laurent**

Fourth quarter sales (October – December 2004) on a comparable basis

Sales increased 13.4% to EUR 45.4 million in the fourth quarter, underpinned by particularly strong sales (+14.3%) in November - December.

Factors contributing to this performance included an increase in same-store retail sales and the outstanding success of leather goods across all regions, particularly the *Saint Tropez* handbag and the *Kahala* line.

January 1 - December 31, 2004

Yves Saint Laurent sales stood at EUR 169.2 million, up 10.9% on a reported basis and 15.2% on a comparable basis.

- **YSL Beauté**

Fourth quarter sales (October – December 2004) on a comparable basis

Sales of fragrances and cosmetic products rose by 7.7% in the fourth quarter to EUR 193.9 million. This increase was mainly driven by extremely strong growth (+14.4%) in November - December. In the last two months of the year, YSL Beauté recorded double-digit growth in all product lines, with increases of 11.6% in fragrances, 25.9% in make-up and 23.4% in skin care. Sales growth was exceptionally strong in Europe (+17.2%) and Japan (+26.0%) thanks to the successful launch of *CINÉMA* and a robust performance in skin care products.

January 1 - December 31, 2004

YSL Beauté sales totalled EUR 630.4 million during the period, up 3.1% on a reported basis and 7.6% on a comparable basis.

- **Other brands**

Other brands include Sergio Rossi, Boucheron, Alexander McQueen, Stella McCartney, Balenciaga and Bédat & Co and other industrial operations.

Fourth quarter sales (October – December 2004) on a comparable basis

Collectively, the other brands and activities generated sales of EUR 56.9 million, representing a 17.4% increase. This growth accelerated sharply in November - December, with a 21.0% increase in sales on a comparable basis. Boucheron continued to make good progress in restoring sales growth, building on the momentum gained in earlier months. The Designer brands also posted strong performances at the end of the year.

January 1 - December 31, 2004

Sales of the other brands and operations amounted to EUR 232.2 million for the 12 months to December 31, up 1.6% on a reported basis and up 7.4% on a comparable basis.

Excellent sales performance by the Retail Division for the quarter and the full year

Despite persistent sluggishness in consumer spending in Europe, the Retail Division continued to post strong growth, with a 5.0% increase in sales on a comparable basis in the fourth quarter. Reported growth was 3.9%, notably reflecting the unfavourable currency impact.

Comparable sales in the quarter rose by an impressive 6.2% in France, reflecting further market share gains, and rose 1.5% in Europe. In North America, sales were positively impacted by the sharp upswing in Home Shopping sales which increased 6.3% during the quarter.

Sales in the Home and Leisure Division (up 7.2%) and, at CFAO (up 7.1%) continued to drive growth in the Retail Division.

In 2004, Internet sales stood at EUR 993.3 million, up 32.1% on a reported basis and 37.2% on a comparable basis from 2003. This channel accounted for 6.8% of Retail Division sales in 2004 versus 5.4% in 2003.

Home and Leisure

Conforama and Fnac achieved outstanding performances in the fourth quarter. The Home and Leisure reported sales growth of 7.2% in the fourth quarter, building upon the 6.7% increase reported in the first nine months of the year.

- **Conforama**

Conforama sales grew by 4.6% on a comparable basis in the fourth quarter and by 4.7% in 2004.

In France, Conforama reported brisk trading, with sales up 7.3% in the fourth quarter and up 5.6% in 2004. This growth was achieved in highly competitive market for home appliances and furnishings, reflecting the brand's strong sales performance, underpinned by the continuation of the store renovation programme. Eighteen stores, including four new openings, were converted to the new store format in 2004. Conforama had 31 renovated stores out of a total of 140 at the end of 2004 in France.

Outside France, sales dipped by 0.7% in the fourth quarter but were up 2.8% over the full year. The quarter was notably marked by a 2.7% decline in sales at Emmezeta in Italy. The first Italian Conforama store opened outside of Milan, in November 2004, generating sales in excess of expectations. Excluding Italy, Conforama sales outside of France were up 8.7% over the full year.

- **Fnac**

Fnac reported a sharp acceleration in sales growth in the fourth quarter as sales rose by 8.9% on a comparable basis during the quarter and 8.6% over the year.

In France, sales grew 8.2% in the fourth quarter and 7.2% over the year.

Stores in France increased sales by 6.8% on a comparable basis during the quarter and 6.4% over the year. Highlights included a continued growth in sales of the latest technical products, with an increase of 5.5% on a reported basis in the fourth quarter and 8.2% over the year. Sales of books and music were also buoyant, with growth of 5.9% on a reported basis in the fourth quarter and 4.2% over the year. Sales of CDs and DVDs were up by a substantial 5.8% in the fourth quarter and 2.6% over the full year. Fnac reported mixed trends in DVDs and CDs, with solid growth of 17.2% coming from DVDs while CD sales continued to decline but at a slower pace (- 5.1%). Two new stores opened in 2004 in Perpignan and Lorient. The Nice store was transferred to a new location while the Tours and Lille stores expanded their selling space.

The French subsidiaries recorded sales growth of 15.2% on a comparable basis in the fourth quarter and 11.2% over the full year. The largest contributors to this performance were Fnac Eveil & Jeux, which posted a 17.0% increase in 2004 sales to EUR 119.9 million, and Surcouf, where sales totalled EUR 256.7 million in 2004. Surcouf benefited from its reorganisation and the opening of a second Paris store in November to post 5.3% sales growth over the year and 10.3% in the fourth quarter.

The company's Internet sales totalled EUR 161.7 million in 2004, up 42.6% compared to 2003.

Fnac's international sales rose 11.3% on a comparable basis in the fourth quarter and 13.6% over the full year. Excluding Belgium, where sales declined 4.6% over the year due to the arrival of new competitors, sales increased substantially in all countries: Portugal was up 11.0%, Spain 13.6%, Switzerland 25.7%, Italy 32.8% and Brazil 54.8%. Fnac opened three new stores outside of France in 2004 — two in Brazil and one in Madrid.

Apparel and Lifestyle

Redcats and Printemps proved highly resilient in 2004, despite a tough environment in the textile sector. Sales grew 1.6% on a comparable basis in 2004, with a 1.3% increase in the fourth quarter.

- **Printemps**

On a comparable basis, sales rose by 2.3 % in the fourth quarter of 2004 and by 3.8% over the full year.

Department store sales rose by 2.0% in the fourth quarter, largely reflecting the excellent performance from the Boulevard Haussmann flagship store in Paris. The flagship store posted growth of 4.2% in the last quarter of 2004 and 5.8% for the full year. Sales at the other Printemps stores rose by 1.6% over the quarter and 1.8% over the full year. Renovation work at approximately half the stores hampered growth rates. Women's Fashion (+7.0%), Accessories (+9.8%), Luxury Goods (+15.1%), Children's Wear (+7.0%) and Beauty Care (+4.1%, of which 11.2% at the Boulevard Haussmann store) were the most buoyant segments.

Textiles and equipment proved to be the most dynamic product categories in the sports division, whose sales grew 2.5% in the last quarter and 7.8% for the full year. Three new Made In Sport stores opened in Bordeaux, Rennes and Grenoble, raising the total number of outlets to 22.

Sales at Madelios surged 33.8% in the fourth quarter and 16.9% for the full year. Renovation work was completed last April.

- **Redcats**

Excluding the Sears business which is expected to be terminated in early 2005, sales were up 1.5% on a comparable basis in the last quarter of 2004 and by 1.6% over the full year.

Redcats succeeded in posting excellent figures despite the challenging market, largely thanks to extremely strong performances from brands in France, a recovery by brands in the US, sustained growth in e-commerce and the success of flagship company brands.

In France, Redcats sales increased 1.9% in the quarter and 2.4% for the full year thanks to impressive performances by La Redoute and the Children's Wear and Family Division – notably Vertbaudet.

Sales in the rest of Europe declined 5.8% in the last quarter of 2004 and by 1.9% over the full year, due to a very tough UK market (-13.9% for the quarter and -6.4% for the full year) as direct mail order fell the impact of pressure on textile prices. Excluding the UK, sales outside of France rose by 4.3% in the last quarter of 2004 and by 2.3% for the full year. Spain, Switzerland and Austria recorded strong growth.

The US posted a solid 6.3% increase in sales in the fourth quarter, versus growth of 1.6% (excluding Sears) in the third quarter. Overall, the full year rise stood at 1.2%.

E-commerce remains an extremely strong growth driver for the company, spanning all geographical areas and brands. Online sales (excluding Sears) stood at EUR 796.3 million in 2004 (+ 38.4% on a comparable basis), accounting for 18.7% of sales, compared to 14.0% in 2003.

Redcats' flagship brands recorded further strong performances in 2004, reflecting measures taken to improve their positioning, catalogues, product ranges and customer databases.

The Redoute brand achieved a 1.5% increase in sales in the fourth quarter (+2.8% for the full year) through further gains in market share in France and excellent performances internationally, particularly in Spain and the US.

Regarding the group's specialist brands, Vertbaudet continued to deliver solid growth (sales rose by 9.8% in the last quarter and 9.5% for the full year), thanks to the success of the "Histoires d'enfant" and "Histoires de chambre" catalogues. Despite a difficult fourth quarter, Daxon France sales grew by 4.1% in 2004.

In the US, Lane Bryant remains firmly on the road to recovery: sales rose by 11.6% in the fourth quarter of 2004 and 5.7% for the full year. The brand is leveraging a more targeted marketing policy and more effective direct marketing. Chadwick's of Boston reported sales growth of 3.9% in the fourth quarter and reduced its full year sales decline to 4.6% (from a drop of 8.9% in the first half). As a result of action already taken, the company will start 2005 with an improved customer database.

Kadéos

Kadéos, the European leader in gift vouchers, reported issuance volume of EUR 339.8 million, up 11.5%. Sales, reflecting commissions on vouchers issued, stood at EUR 15.5 million in 2004, up 9.2% on a comparable basis. Commissions were up 3% in the final quarter.

CFAO

Despite political unrest in the Ivory Coast, sales increased 7.1% in the fourth quarter and 10.3% for the full year.

Automobile distribution sales rose by 14.1% in 2004, mainly driven by sustained growth in the French overseas territories (+14.7%) and an extremely impressive performance in North Africa (+82.4%), particularly in Algeria.

Pharmaceutical sales were up 10.3% in 2004, led by the French overseas territories (+8.0%) and Egypt (+49.2%).

The New Technologies business remains on a sustained growth trend: full-year growth stood at 19.1%, mainly thanks to strong results in sub-Saharan and North Africa.

Rexel reports sustained sales growth in the fourth quarter

On December 10, 2004, PPR announced that it had reached an agreement with the consortium of Clayton, Dubilier & Rice, Eurazeo and Merrill Lynch Private Equity, to divest its stake in Rexel. Rexel is therefore no longer consolidated in the Group's accounts with effect from December 10, 2004.

In the three months to December 31, 2004, Rexel recorded sales of EUR 1,799 million, up 6.0% on a reported basis and 7.0% on a comparable basis. Full year sales stood at EUR 6,805 million, an increase of 2.2% on a reported basis and of 5.0% on a comparable basis.

TELEPHONE CONFERENCE

Pinault-Printemps-Redoute will hold a telephone conference call for analysts and investors at 3:00 p.m. CET / 2:00 p.m. GMT / 9: 00 a.m. EST (USA) on Thursday, January 27, 2005

EUROPE: +44 20 7019 9523
Replay: +44 20 7984 7578

USA: +1 718 354 1172
Replay: +1 718 354 1112

Replay Access Code: 9182846

CONTACTS

Press:	Lorie Lichtlen	+ 33 (0)1 45 64 65 06
	Catherine Malek	+ 33 (0)1 45 64 61 20
Analysts/Investors:	David Newhouse	+ 33 (0)1 45 64 63 23
	Alexandre de Brettes	+ 33 (0)1 45 64 61 49
Press Website:	www.pprlive.com	
Analyst/Investor Website:	www.pprfinance.com	

Fourth Quarter 2004 sales

In Eur million	Q4 2004 Reported	Q4 2003 Reported	Change Reported	Comparable [2]
Conforama	943.9	891.8	+5.8%	+4.6%
Fnac	1,502.7	1,392.9	+7.9%	+8.8%
Mobile Planet	4.4	4.5	-2.2%	+4.8%
Leisure and Household Goods division	***2,451.0***	***2,289.2***	***+7.1%***	***+7.2%***
Printemps	307.9	301.1	+2.3%	+2.3%
Redcats	1,244.4	1,269.6	-2.0%	+1.0%
Orcanta	12.9	12.3	+4.9%	+0.7%
Apparel and Lifestyle Division	***1,565.2***	***1,583.0***	***-1.1%***	***+1.3%***
Kadéos	6.9	14.2	-51.4%	+3.0%
CFAO	478.7	445.8	+7.4%	+7.1%
RETAIL	**4,501.8**	**4,332.2**	**+3.9%**	**+5.0%**
LUXURY GOODS	**1,234.5** [1]	**694.9**	**+77.7%**	**+10.7%**
"NEW PPR"	**5,736.3**	**5,027.1**	**+14.1%**	**+6.2%**
Rexel	1,479.7	1,697.4	-12.8%	+8.2%
(Inter-company sales)	*(8.5)*	*(12.6)*	*nm*	*nm*
TOTAL	**7,207.5**	**6,711.9**	**+7.4%**	**+6.6%**

[1] Q4 consolidated on the basis of 5 months from August 1, 2004 to December 31, 2004

[2] On a comparable basis in terms of Group scope, exchange rates and number of days

Sales at December 31, 2004

in Eur million	31/12/2004 Reported	31/12/2003 Reported	Change Reported	Comparable [2]
Conforama	3,102.7	2,948.2	+5.2%	+4.7%
Fnac	4,138.6	3,811.6	+8.6%	+8.6%
Mobile Planet	17.0	18.3	-7.1%	+1.8%
Leisure and Household Goods division	***7,258.3***	***6,778.1***	***+7.1%***	***+6.9%***
Printemps	958.1	919.4	+4.2%	+3.8%
Redcats	4,398.3	4,425.1	-0.6%	+1.1%
Orcanta	51.1	48.0	+6.5%	+6.0%
Apparel and Lifestyle Division	***5,407.5***	***5,392.5***	***+0.3%***	***+1.6%***
Kadéos	15.5	14.2	+9.2%	+9.2%
CFAO	1,860.8	1,718.4	+8.3%	+10.3%
RETAIL	**14,542.1**	**13,903.2**	**+4.6%**	**+5.3%**
LUXURY GOODS	**3,212.2** [3]	**2,560.5**	**+25.5%**	**+12.6%**
"NEW PPR"	**17,754.3**	**16,463.7**	**+7.8%**	**+6.4%**
Rexel	6,486.0	6,658.4	-2.6%	+5.2%
Sold activities	-	*1,268.8*	*nm*	*nm*
(Inter-company sales)	*(27.6)*	*(30.1)*	*nm*	*nm*
TOTAL	**24,212.7**	**24,360.8**	**-0.6%**	**+6.0%**

[3] 2004 consolidated on the basis of 14 months from November 1, 2003 to December 31, 2004

Luxury Goods Division Sales

In Eur million	Previous reporting period Nov. 1, 03 - Oct. 31, 04		14-month consolidation Nov. 1, 03 - Dec. 31, 04		New reporting period Jan. 1, 04 - Dec. 31, 04	
	Q4 2004 Aug 1, 04 - Oct. 31, 04	Total 2004	2 months Nov 1, 04 - Dec. 31, 04	Total 14 months	Q4 2004 Oct. 1, 04 - Dec. 31, 04	Total 2004
Gucci	376.1	1,569.8	332.8	1,902.6	473.1	1,590.0
Bottega Veneta	25.7	93.9	19.4	113.3	28.1	99.6
Yves Saint Laurent	44.4	166.9	29.5	196.4	45.4	169.2
YSL Beauté	196.0	620.6	113.5	734.0	193.9	630.4
Other brands	59.4	228.1	37.7	265.9	56.9	232.2
TOTAL	701.6	2,679.3	532.9	3,212.2	797.4	2,721.4

Appendix B

REXEL

January 31, 2005

ESTIMATED 2004 RESULTS

On January 31, 2005, Rexel's Board of directors, chaired by Jean-Charles Pauze, reviewed the Group's estimated consolidated financial data for 2004. Rexel's Board of directors will approve the definitive and audited financial data on March 1, 2005.

Consolidated results in EUR millions	2004	2003
Sales	6,805	6,658
Gross margin	25.2%	24.8%
Operating income	307.0	248.0
As a % of sales	*4.5%*	*3.7%*
Net income before goodwill amortization	158.8	108.2
Net income, Group share	128.1	75.8

Consolidated balance sheet and cash flow statement in EUR millions	31.12.04	31.12.03
Total group equity	1,438	1,384
Net financial borrowings excl. sales of receivables	306	425
Net financial borrowings incl. sales of receivables	1,056	1,195
Cash flow from operations	214	163

On the publication of the estimated 2004 results, Jean-Charles Pauze, Chairman and CEO, stated:

"The teams' strong commercial dynamism combined with tight cost control enabled the Group to take advantage of the business recovery and improve its results. In addition to sustained organic growth, Rexel also resumed its strategy of targeted acquisitions."

Sales growth

2004 consolidated sales grew by 2.2% after accounting for the negative impact of changes in Group structure of EUR 90 million and exchange rate fluctuations of EUR 149 million. This impact mainly stemmed from the depreciation of the US and Canadian dollar against the euro. Sales rose by 1.8% in Europe, 0.7% in America and 13.3% in the Asia-Pacific region.

Growth came out at 5.0% on a comparable structural, exchange rate and day-year basis.

Strengthened gross margin

Consolidated gross margin increased from 24.8% of sales in 2003 to 25.2% in 2004. The impact of copper price increase represents approximately half of this improvement.

In America, gross margin stood at 22.0% of sales in 2004 versus 21.4% in 2003. In both the United States and Canada, growth was significant despite rates that were lower than Group average, due to "direct" sales, which represented 35.5% and 25.9% of sales respectively in 2004.

In the Asia-Pacific region, gross margin represented 26.6% of sales in 2004. The reduction in the rate in New Zealand, although remaining well above Group average, was offset by the rise in the rate in Australia, despite the very competitive market.

In Europe, gross margin rose from 26.8% of sales in 2003 to 27.1% in 2004. Most countries contributed favourably to this improvement, attesting to the strength of Rexel's offer and the success of its sales initiatives.

Improvement in operating margin

Operating expenses remained virtually stable between 2003 and 2004 (up 0.3%) while gross margin rose by 3.8% over the same period. Payroll expenses fell from 12.8% of sales in 2003 to 12.4% in 2004. At December 31, 2004, the number of employees stood at 21,268, down 179 from the year-earlier level, on a constant structural basis.

Growth in gross margin combined with tight cost control enabled the Group to improve its **operating margin** which came out at 4.5% of sales in 2004 versus 3.7% in 2003.

Operating income was up from EUR 248 million in 2003 to EUR 307 million in 2004, representing growth of 24%. Each of the Group's three regions contributed significantly to this improvement.

Financial income represented a negative charge of EUR 55.7 million in 2004 compared with EUR 69.1 million in 2003. This improvement reflects the reduction in the Group's financial debt (including sales of trade receivables), which went from EUR 1,195 million at the end of 2003 to EUR 1,056 million one year later. The Group's interest rate averaged 4.3% for 2004 versus 3.8% in 2003.

Income from ordinary activities posted a profit of EUR 251.3 million.

Net **non-recurring expenses** came out at EUR 21.2 million, comprising EUR 29.6 million in restructuring costs and other net non-recurring expenses and the depreciation of Rexel's IT assets, partially offset by capital gains on disposals of EUR 8.4 million.

Income tax were a charge of EUR 71.3 million in 2004, versus EUR 50.4 million in 2003, representing an effective tax rate of 31.0%.

In 2004, after taking into account EUR 0.2 million in minority interests and EUR 30.5 million in goodwill amortization, **Net income Group share** posted a profit of EUR 128.1 million compared with EUR 75.8 million in 2003.

Improvement in working capital requirement and cash flow from operations

Working capital requirement excluding the impact of sales of receivables increased by EUR 8.4 million in 2004, despite the growth in business, and represented 16.2% of sales in 2004 compared with 17.3% in 2003. This marked improvement primarily reflects better inventory management.

Gross capital expenditures fell by 10.5% between 2003 and 2004, from EUR 58.0 million to EUR 51.9 million, thanks to the Group's greater selectivity, notably in terms of information systems. Investments in branch network and logistical infrastructure were maintained at levels which confirmed Rexel's competitiveness. With EUR 10.5 million from disposals of fixed assets over the period, net operating investments stood at EUR 41.4 million.

With the improvement in **Cash flow from operations**, which amounted to EUR 214 million, free cash flow* came out at EUR 181 million in 2004.

Shareholders' equity increased from EUR 54 million to EUR 1,438 million between 2003 and 2004. This change is mainly due to negative currency translation differences of EUR 39 million, a dividend payment of EUR 37 million and net income for the period of EUR 128 million.

Net financial debt, totalling EUR 306 million at December 31, 2004, fell by EUR 119 million on the previous year. Including sales of trade receivables, the figure stood at EUR 1,056 million at December 31, 2004, down by EUR 139 million on the previous year.

New shareholder structure

On December 10, 2004, PPR group signed a share sale and purchase agreement for a controlling block representing 73.45% of Rexel's share capital with private-equity investors Clayton, Dubilier & Rice, Eurazeo, and Merrill Lynch Global Private Equity. On January 27, 2005, Ray Acquisition SCA, a holding company indirectly owned by these private-equity investors, has filled with the Autorité des marchés financiers ("AMF", French Financial Market Authorities) a mandatory draft standing market offer for the remaining 26.55% shares of Rexel held by minority shareholders.

Subject to AMF approval, Ray Acquisition SCA is offering to buy minority shareholders' shares at EUR 38.50 per share cum dividend, the same price paid to PPR for its 73,45% controlling block after a competitive bidding process organised by PPR. Ray Acquisition SCA's offer to Rexel shareholders has been recommended by Rexel's Board, by a unanimous vote of the present Board members, and its price was deemed fair by an independent expert agreed by the AMF. The Board of directors of Rexel considered that the price is "fair, in the interest of Rexel, its shareholders and its employees". This price represents a 10.6% premium to Rexel's average share price over the three months prior to the announcement on November 30, 2004 of exclusive negotiations between PPR group and the private-equity investors.

**cash flow from operations + changes in working capital requirement before changes in sales of trade receivables - net capital expenditure*

Special dividend

An exceptional distribution of EUR 7.38 per share was approved by the Extraordinary General Shareholders Meeting on January 20, 2005. At its meeting on January 26, 2005, the Board of directors set the payment date for March 4, 2005 under the condition that the tender offer schedule is respected.

The tentative timetable, subject to AMF approval, is for an opening of the standing market offer on February, 14 2005 and a closing on March, 11 2005. The offer enables shareholders to choose to receive the exceptional distribution of EUR 7.38 per share approved by Rexel General Shareholders meeting held on January 20.

Definitive results for 2004

In accordance with the recommendation of the AMF of October 12, 2004, Rexel states that the estimated financial data presented in this press release is currently being audited by the Statutory Auditors.

Rexel Group's complete and definitive consolidated and parent company financial statements for 2004 will be approved by the Board of directors on Tuesday March 1, 2005.

Outlook for 2005

Rexel's strong sales level in 2004 should represent a high comparison basis, on a similar perimeter, for sales level to be achieved in 2005, although no significant change in trend is expected. The activities linked to industrial investment and non-residential construction are likely to increase slightly in 2005, residential construction activities hitting record highs in a number of countries overall should stabilise.

Rexel is No. 1 worldwide in the distribution of low and ultra low voltage electrical parts and supplies. Active in 29 countries worldwide with a network of 1,700 agencies, the Group has 21,300 employees and generated sales of EUR 6.805 billion in 2004. Rexel is listed on Euronext Paris (ISIN Code: FR0000125957).

Contacts

Press:
Claire-Valérie GUILLEN (Euro-Rscg) Tel: +33 (0)1 58 47 97 87
Email: claire-valerie.guillen@eurorscg.fr

Analysts/Investors:
Frédéric de CASTRO Tel.: +33 (0)1 42 85 76 12
Email: fdecastro@rexel.fr

Website: http://www.rexel.com

Appendix C

PPR

CRÉDIT AGRICOLE S.A.

Paris, February 1, 2005

PRESS RELEASE

Completion of the Acquisition by Crédit Agricole SA of PPR's Remaining Stake in Finaref

Following the approval by the French authority *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole SA announce the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004.

The transaction is valued at EUR 265 million.

CREDIT AGRICOLE GROUP CONTACTS

Crédit Agricole S.A.

Press:	Alain Berry	+33 1 43 23 59 44
	Sébastien Audra	+33 1 43 23 37 51
Analysts/Investors:	Denis Kleiber	+33 1 43 23 26 78
	Claude Rosenfeld	+33 1 43 23 23 81

Finaref

Press:	Brigitte Cachon	+33 1 58 36 19 58

PPR CONTACTS

Press:	Lorie Lichtlen	+33 1 45 64 65 06
	Catherine Malek	+33 1 45 64 61 20
Press website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33 1 45 64 63 23
	Alexandre de Brettes	+33 1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix D

PPR

Paris, February 2, 2005

PRESS RELEASE

François-Henri Pinault to Become Chairman of PPR's Management Board on March 21, 2005

The Supervisory Board of PPR, meeting today under the chairmanship of Patricia Barbizet, unanimously approved the appointment of François-Henri Pinault as Chairman of the Management Board, effective on March 21, 2005.

The completion of PPR's strategic shift and strengthening of its financial structure constitute a milestone in the life of the Group. François-Henri Pinault and Serge Weinberg felt it was an appropriate time to make a change in the Group's Management. François-Henri Pinault is taking over to further develop the new PPR and consolidate its success in Luxury Goods.

Serge Weinberg plans to create an investment fund, in which Artémis will take a stake. Serge Weinberg remains a member of the Boards of Gucci Group and Fnac; he will also join the Board of Directors of Artémis.

François-Henri Pinault remains Chairman of Artémis, which will continue to be managed by Patricia Barbizet.

At the next PPR Annual General Meeting,* shareholders will be asked to vote on a resolution to transform the Company's two-board structure into a single board of directors.

For François-Henri Pinault, "*PPR has experienced 15 years of expansion and strong external growth. The Group's entry into the Luxury Goods sector and its refocusing on Retail is now complete. Under Serge's management, PPR has become a global group with a prestigious portfolio of brands. Today, the challenge for the Group is to consolidate its positions and grow further by building on the quality of its assets and the know-how of its teams. I would like to take this opportunity to thank Serge very warmly for his commitment, for his achievements, and more personally for the quality of our working relationship.*"

Serge Weinberg added, "*It is not easy to leave a group like PPR after 15 years, including 10 as CEO, but it is with a sense of having accomplished my mission that I decided to pursue a more entrepreneurial path. PPR today has leading positions in Retail and Luxury Goods, a sound financial structure and talented teams. I know that by handing the reins to François-Henri Pinault, with whom I have had a trusting and friendly relationship for many years, PPR will be led by a man who will continue to develop the Group with ambition and energy.*"

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail establishments Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

François-Henri Pinault was born on May 28, 1962 in Rennes, Brittany, France. He has been Chairman of the Artémis Group since May 2003.

He graduated from the *Ecole des Hautes Etudes Commerciales* (HEC) in 1985.

1987 - 1989

At **Pinault Distribution** (Pinault S.A. Group), he was first appointed to Internal Sales (Pinault Evreux), then as Manager of Procurement.

1989 - 1990

François-Henri Pinault was appointed General Manager of **France Bois Industries** (Pinault S.A. Group), specialising in industrial joinery. At the time, it employed 2,000 people in its 14 production plants, and reported sales of 1.5 billion French francs.

1991 - 1997

At the head of **Pinault Distribution** (Pinault S.A. Group), he **consolidated and developed this company** specialising in the importation and distribution of timber and building materials. In particular, he structured and rationalised the procurements, products and reference listing policies. At the time, the company reported sales of 5.1 billion French francs, had 3,900 employees and 178 sales outlets in France. During this period, he also restructured and sold the Pinault Group's manufacturing business.

1993 - 1997

François-Henri Pinault was appointed CEO of **CFAO** (Compagnie Française de l'Afrique Occidentale, Pinault-Printemps-Redoute Group), the leading distributor of automobiles and pharmaceuticals on the African continent and in France's overseas territories and departments. He was at the helm of the company's expansion – in Africa and France's overseas territories and departments – and its growth in pharmaceuticals distribution through the acquisition, in 1996, of SCOA and its pharmaceuticals subsidiary, Eurapharma. At the time, CFAO reported sales of 6.5 billion French francs, and had 75 subsidiaries and 5,200 employees.

1997 - 2001

François-Henri Pinault was appointed Chairman of the **Fnac Group**, France's leading distributor of cultural and leisure merchandise (Pinault-Printemps-Redoute Group). In addition to FNAC's growth in France, he also stepped up the group's international development in Brazil, Switzerland, Italy and Portugal, successfully completed the acquisition of Surcouf, and developed fnac.com's online business, turning it into a separate distribution channel. At the time, the Fnac Group reported sales of over 19.2 billion French francs and employed 12,100 people in its 79 stores.

In 2000, François-Henri Pinault was appointed **Assistant General Manager of the Pinault-Printemps-Redoute Group**, and in particular oversaw the Group's Internet activities.

2001 - 2003

François-Henri Pinault was appointed Co-Manager of **Financière Pinault**. He has also been a Member of the PPR Group's Supervisory Board since 1 May 2001, and joined the Board of Directors of the Gucci Group when it entered the PPR Group in 1999.

On 15 May 2003, François-Henri Pinault took over from François Pinault at the head of the family holding company.

CONTACTS

Artémis

Media:	Anne Méaux	+33-1 53 70 74 70 +33-6 89 87 61 76
	Anne-France Malrieu	+33-1 53 70 74 70 +33-6 89 87 61 18

PPR

Media:	Lorie Lichtlen Catherine Malek	+33-1 45 64 65 06 +33-1 45 64 61 20
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse Alexandre de Brettes	+33-1 45 64 63 23 +33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix E

PPR

Paris, February 8, 2005

PRESS RELEASE

Christophe Cuvillier Succeeds Per Kaufmann As Chairman of Conforama

Christophe Cuvillier has been appointed Chairman and Chief Executive Officer of Conforama, the world's second largest home furnishings retailer. He succeeds Per Kaufmann in this position, effective today. He also becomes a member of the PPR Executive Committee.

Christophe Cuvillier joins Conforama after five years at Fnac, where he was successively Chief Operating Officer for Marketing and Products from 2000 to 2003, then Chief Operating Officer for International, Subsidiaries and Development.

Christophe Cuvillier's role at Conforama will be to strengthen the retailer's competitiveness and profitability, to further refine its positioning and image, and to continue the international expansion of its store network.

Per Kaufmann leaves the PPR Group after eight years, during which he was Managing Director and then Chairman of the Management Board of France Printemps (1996-2001) before being named Chairman of Conforama in February 2001. During his fours years at Conforama, Per Kaufmann led numerous initiatives to modernize the retailer while respecting its discount, multi-style concept and customer focus. Per Kaufmann notably provided Conforama with a new visual identity, developed a new in-store customer experience, and expanded the quality of the product offering by developing sourcing outside of France.

Serge Weinberg, Chairman of the PPR Management Board, declared: "*I would like to warmly thank Per for having initiated numerous changes and done a considerable job at Conforama in a difficult competitive climate. I am confident that Christophe Cuvillier, thanks to his experience and the determination he has shown at Fnac, will be able to enhance the attractiveness of Conforama and further pursue its development.*"

Christophe Cuvillier, age 42, is a graduate of top French business school "Ecole des Hautes Etudes Commerciales" (HEC). He began his career in 1986 at the L'Oréal group, where he was notably Managing Director of Lancôme UK (1992- 1993), Managing Director of L'Oréal Luxury Products Division in Australia (1993 – 1994), International Marketing Director for the Lancôme brand (1995), Managing Director of Lancôme France (1995 – 1998), and Managing Director of L'Oréal Luxury Products Division France (1998 -2000). He joined Fnac as Chief Operating Officer for Marketing and Products in May 2000 and was appointed Chief Operating Officer for International, Subsidiaries and Development in 2003.

PPR (Pinault-Printemps-Redoute) is a global player in Retail and Luxury Goods, with 80,000 employees in 65 countries. Through its Retail establishments Printemps, Conforama, Redcats, Fnac and CFAO, and the Luxury brands of Gucci Group (Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga), PPR generated sales of EUR 17.8 billion in 2004. (Including Rexel, which was divested at the end of 2004, the Group's consolidated sales for 2004 amounted to EUR 24.2 billion.) PPR shares are listed on Euronext Paris (# 121485, PRTP.PA, PPFP).

The world's second largest home furnishings retailer, **Conforama** has a network of 219 Conforama stores (including 47 affiliates) and 21 Emmezeta stores. Conforama directly operates 139 stores in France and 53 outside of its domestic market in 7 countries. With 13,500 employees, Conforama had sales of EUR 3.1 billion in 2004.

CONTACTS

Media:	Lorie Lichtlen	+33-1 45 64 65 06
	Catherine Malek	+33-1 45 64 61 20
Media website:	www.pprlive.com	
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Analyst/Investor website:	www.pprfinance.com	

Appendix F

GUCCI
GUCCI GROUP

GUCCI GROUP ANNOUNCES RETURN OF CAPITAL OF EURO 4.24 PER SHARE

Amsterdam, The Netherlands, February 16, 2005: Gucci Group N.V. announces today the forthcoming payment to its shareholders of Euro 4.24 per outstanding share in the form of a return of capital. Based on the number of shares outstanding as of this date, the aggregate amount of capital returned will be equal to approximately Euro 450 million.

The return of capital was proposed to Gucci Group N.V.'s shareholders by the Supervisory Board on October 22, 2004. In an Extraordinary General Meeting held in Amsterdam on December 9, 2004, Gucci Group N.V.'s shareholders unanimously resolved to proceed with the capital return as proposed by the Supervisory Board.

Gucci Group N.V. has fulfilled all the filing and notice requirements provided under Dutch law with respect to the return of capital. In particular, in compliance with section 2:100 of the Dutch Civil Code, the resolution of the shareholders to reduce issued share capital has been deposited with the trade register of the chamber of commerce of Amsterdam, which deposit has been announced in the issue of the *NRC Handelsblad* dated December 14, 2004. The statutorily required two-month period has elapsed without any objections to the capital return being filed by creditors.

Gucci Group N.V. will, therefore, execute the necessary Dutch notarial deeds and pay Euro 4.24 per outstanding share on February 28, 2005 to the Dutch Shareholders. Promptly thereafter, Gucci Group N.V. will begin making payments in US Dollars to the US Shareholders. Both the Dutch and US shares will be ex-payment on February 18, 2005. The record date for payment of the return of capital on US shares will be February 24, 2005.

Under current Dutch law, the payment will not be subject to Dutch withholding tax.
Shareholders should consult their own tax advisors regarding the appropriate tax treatment for the return of capital in their respective jurisdictions.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the brands Gucci, Yves Saint Laurent, Bottega Veneta, YSL Beauté, Boucheron, Sergio Rossi, Bédat & Co., Roger & Gallet, Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by PPR (Pinault-Printemps-Redoute), a leading European retail and luxury group. Shares in PPR are traded on the Euronext Paris (# 121485, PRTP.PA, PPFP).

For media inquiries:
James Crampton/Katie Bell
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2205